QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

The Walt Disney Company

Ratios of Earnings to Fixed Charges

Nine Months Ended June 30, 2001 and 2000

Five Years Ended September 30, 2000
(Amounts in millions, except ratios)

	Nine Months Ended June 30,		Year Ended September 30,
Earnings
	2001	2000	2000	1999	1998	1997	1996
Income from continuing operations before income taxes and cumulative effect of accounting changes	$1,113.0	$2,077.0	$2,633.0	$2,403.0	$3,229.0	3,386.7	2,060.0
Plus
Equity in (earnings) loss of less than 50% equity investments	(234.0)	(155.0)	(208.0)	127.0	(116.0)	62.2	90.0
Dividends	196.4	145.9	212.4	154.3	140.0	103.1	65.6
Interest expense, amortization of debt discounts and premium on all indebtedness and amortization of capitalized interest	422.8	523.7	694.4	783.1	775.2	750.4	485.3
Imputed interest on operating leases	120.7	118.3	163.0	130.8	109.3	140.8	106.8

TOTAL EARNINGS	$1,618.9	$2,709.9	$3,494.8	$3,598.2	$4,137.5	$4,443.2	$2,807.7

FIXED CHARGES
Interest expense and amortization of debt discounts and premium on all indebtedness	$383.4	$480.4	$639.7	$725.5	$718.1	$750.4	$485.3
Capitalized interest	80.5	69.9	109.9	59.6	68.8	73.0	44.5
Imputed interest on operating leases	120.7	118.3	163.0	130.8	109.3	140.8	106.8

TOTAL FIXED CHARGES	$584.6	$668.6	$912.6	$915.9	$896.2	$964.2	$636.6

RATIO OF EARNINGS TO FIXED CHARGES	2.8	4.1	3.8	3.9	4.6	4.6	4.4

QuickLinks

The Walt Disney Company Ratios of Earnings to Fixed Charges Nine Months Ended June 30, 2001 and 2000 Five Years Ended September 30, 2000 (Amounts in millions, except ratios)